May 13, 2026

Randall Edgar
Chief Executive Officer
Suncrete, Inc.
521 E. 2nd St.
Tulsa, Oklahoma 74120

        Re: Suncrete, Inc.
            Registration Statement on Form S-1
            Filed May 8, 2026
            File No. 333-295732
Dear Randall Edgar:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing